

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 3561

April 12, 2010

<u>Via U.S. Mail</u>

Hanying Li
Chief Executive Officer
Tianli Agritech, Inc.
Suite F, 23rd Floor
Building B, Jiangjing Mansion
228 Yanjiang Ave.
Jiangan District, Wuhan City
Hubei Province, China 430010

>   **Re: Tianli Agritech, Inc.**
>   **Registration Statement on Form S-1**
>   **Filed March 17, 2010**
>   **File No. 333-165522**

Dear Ms. Li:

   We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please provide the staff with any pictures or graphics you intend to use for the prospectus. Upon review of such materials, we may have further comments.

2. We note that you intend for the two prospectuses to be identical in all respects except for the alternate pages for the selling shareholders prospectus. However, it appears that disclosure pertinent only to the initial public offering will serve for the selling shareholders prospectus. For example, the risk factor addressing dilution on page 29 would be inapplicable. Please revise to include additional alternate pages for disclosure applicable only to the selling shareholder prospectus.

3. To facilitate comprehension of your disclosure, please revise to refer to each of your subsidiaries and your affiliate by their proper names rather than as "we."

4. We note that you have relied on statistics from a "variety of publicly-available sources." Please give specific citations to those sources that you have relied on most heavily. In addition, if some of these sources are not available in English, please say so.

5. Please provide a U.S. dollar equivalent whenever you present figures in RMB.

6. Delete terms such as "high-quality," "low pollution," "dramatically," "heavily" and "significant" from the registration statement as such unsubstantiable terms do not assist investors in understanding your business.

7. We do not understand how you plan to conduct a best efforts offering with a price range. Either replace the price range with a fixed price or advise.

8. Do you intend that the selling shareholders will be able to sell during the period of the best efforts offering? If so, please revise their cover page so that it reflects a fixed price as well. Revise to clarify, if true, that you will not seek to be listed until you either complete or abandon the effort to sell the maximum offering amount.

9. Since there appears to be a material amount of additional cash assets which would be available to the company if the maximum amount of the offering is reached as opposed to the minimum amount, it is unclear why you believe that one prospectus can be used for both the mini-max and the selling shareholder offering. Either revise to remove the selling shareholder pages or tell us why the disparate amount of proceeds would not be material information to investors.

Our Company, page 1

10. Please disclose when in 2010 your ninth farm in Wuhan is expected to begin
     operating.

11. We note in the last paragraph of this section that there was such overproduction of
     pork that the government intervened to purchase and store frozen pork to support
     the price and in the first table on page 2 that overall pork production is estimated
     to increase significantly this year. Please revise here and elsewhere as appropriate
     to discuss the implications of these statements. At a minimum, it suggests that you
     will face significant pricing pressure on the sale of pork, the possibility of a sharp
     decline in the sale of breeder hogs, and the possible creation of an extended
     surplus of pork. Yet there is no real discussion here or in risk factors or in
     Liquidity of this known trend.

12. Please revise the second table on page 2 to include the 2009 figures, if available.
     We note that it is already in the second quarter of 2010.

China's Hog Industry, page 2

13. Please revise to state who is expecting imports from abroad to "fall by
     approximately 20% to 120,000 tons in 2010" and why.

Wuhan City, page 4

14. We note your discussion of the grants the city provides to hog farms. Please revise
     here and on page 23 to disclose the extent you have benefited from these grants as
     well as any subsidies, business tax exemptions and government incentives.

Our Opportunity and Competitive Strengths, page 4

15. You state that you are one of the largest commercial hog farming companies in
     Wuhan and Hubei. Please revise to disclose the number of comparable hog
     farming companies against whom you are competing.

Our Corporate Structure, page 5

16. Please disclose the rationale behind your business structure by incorporating
     disclosure from Footnote 1 to your financial statements.

17. Please revise to make clear whether or not Ms. Li founded Fengze. If she did not,
     please expand your discussion to disclose its founder.

Closing of Offering, page 7

18. Please revise to include the principal purposes for which the net proceeds will be used.

19. Please disclose here, and in each instance where you note the Chinese remittance procedures, the maximum expected time that will elapse before proceeds from this offering are used in China.

20. Also, it is unclear why investors should have to bear the risks involved in the delays caused by the remittance procedures. Please tell us why those procedures cannot be initiated prior to closing.

Summary Financial Information, page 10

21. We note your reference to "the reorganization of our company that was completed January 27, 2010." Please supplementally explain the exact nature of that "reorganization." That is, please describe the actual organization/relationship of each of these four entities as of December 31, 2009. In this regard, we note that WFOE may not have been formed until 2010 (page 5). Please explain supplementally and in detail. We may have further comments upon review of your response.

22. As a related matter, if WFOE was not formed until 2010, please explain the disclosure on page 16 that states WFOE entered into an "Entrusted Management Agreement" with Fengze on December 1, 2009.

23. We note that the "Make-Good Shares" are to remain in escrow until your Form 10-K for the year ended December 31, 2010 is filed. Supplementally and in detail, please explain how you will treat the escrowed shares when computing basic and fully diluted EPS. Cite your basis in GAAP for your proposed accounting methodology.

Our failure to comply, page 11

24. We note your incurrence of "significant capital and operating expenditures" to comply with environment regulations. Please revise to quantify these expenditures and your expected expenditures for the immediate future.

Our hog farming business, page 14

25. Please create a separate risk factor for the second paragraph which addresses the risk that government support of an artificial floor price may terminate.

We may require additional financing, page 14

26. If you anticipate seeking additional financing in the immediate future, please disclose.

Our operations are cash intensive, page 15

27. Please revise to disclose the percentage of cash used to fund your operations rather than merely note the amount is "significant."

We are substantially dependent upon our senior management, page 16

28. Please create a separate risk factor addressing the fact that none of your senior management has experience managing a public company.

We must remit the offering proceeds to China, page 18

29. Please revise to note, if true, that it is possible the remittance of funds to China ultimately may not be successful even if all the proper procedures are followed.

We may be subject to foreign exchange controls, page 24

30. If applicable, please disclose how these exchange controls could limit the use of funds raised in this offering.

Our failure to obtain prior approval of the China Securities Regulatory Commission, page 26

31. It is unclear why investors in the offering should take the risk of delays in granting the approval discussed here. Please revise to clarify why this cannot be obtained prior to the offering.

We will incur increased costs, page 28

32. Please revise to disclose the costs you expect to incur as a public company.

Capitalization, page 38

33. Please present the Minimum Offering table above the Maximum Offering table so that your presentations are consistent throughout the filing.

34. You state, in your first paragraph, that the as adjusted figures give effect to the offering proceeds after deducting placement fees. You state, in footnote 2, that the as adjusted figures give effect to the offering proceeds after deducting

underwriting discounts and estimated offering expenses. However the actual figures "Pro Forma Adjusted for IPO" appear to reflect the offering proceeds at gross. Please revise your tables to present the as adjusted figures on a net basis. That is, the as adjusted figures should give effect to the proceeds of the offering after deducting both underwriting discounts and commissions and estimated offering expenses payable by you. The minimum and maximum proceeds at net would appear to be $8,691,840 and $10,530,000, respectively. In addition, your narrative and footnote disclosures should clearly explain how the adjusted figures have been derived. Please revise accordingly, or advise.

Dilution, page 39

35. Please supplementally reconcile the pro forma net tangible book values for both the minimum and the maximum offerings with the Pro Forma adjusted "Total" balances on page 38. We may have further comments upon review of your response.

Liquidity, page 41

36. It appears you have related party loans which are due on demand. Please include a discussion of these loans and the impact to your liquidity should repayment be required in the current period for whatever reason.

Results of operations, page 45

37. In your discussion of the change in revenues between years, you list several factors that contributed to the increase, including organic growth, the acquisition of farms and increases in market prices. Please revise your discussion to clarify the amount of increase in revenues attributable to each source. Where variances in line items are the result of more than one factor, the impact of the individually significant factors should be quantified.

38. Based on the discussion of your business on page 54, it appears you have two main sources of revenue, breeder hogs and meat hogs, which generate different margins of profitability. Please revise your disclosure to explain how these two sources affect both revenues and cost of goods, including the percentage of revenues from breeder and meat hogs and the margins achieved on the sale of each.

39. Please revise your discussion to explain the items included in cost of good sold and the types of expenses included in general and administrative costs. In this regard, we note your descriptions of research and development, and sales and marketing on pages 60 and 61, respectively, and believe consideration should be given to including a similar explanation of these costs within MD&A.

40. Additionally, please expand your explanation of all material changes to explain any known trends, and whether you believe similar circumstances will influence future results. Reference is made to FR-72.

41. In this regard, it appears that your results of operations may be materially influenced by government subsidies, either individually or in the aggregate. If so, please expand your discussion of these subsidies, including:

   - the number of subsidies received, on average, in any year,
   - the amount of subsidies which are recurring and non-recurring,
   - whether all subsidies received are recorded as "Subsidy income" in your statements of operations on F-4,
   - any uncertainty related to the receipt of any recurring subsidies in future periods, and
   - your business reliance on these subsidies either financially, legally or otherwise.

Revenue Recognition, page 47

42. Please revise your revenue recognition policy to explain how the general standards and policies cited relate specifically to your business. Please modify the related disclosure in the note within your financial statements on page F-12 in a similar manner.

Director Compensation, page 73

43. We note your disclosure that "All directors hold office until the next annual meeting of shareholders and until their successors have been duly elected and qualified." Please reconcile this with your disclosure elsewhere, such as on page 28, that you have a classified board structure.

Placement, page 92

44. You state on the cover page of the prospectus that you have applied for approval for quotation on the NASDAQ Capital Market. Please explain your reference to the New York Stock Exchange.

Consolidated Statements of Operations, page F-4

45. You appear to be presenting a statement of operations and comprehensive income. If true, please title it as such, here and in the first paragraph of the accountants' report.

46. Please quantify for us and fully describe the individually significant components of subsidies in each of the periods presented. In this regard, we assume that some of this balance relates to one-time payments for production capacity and some of it relates to a recurring payment for breeder hogs as discussed on page 23. We also note a reference to "sewage subsidies" in MD&A. Please expand your footnotes to address this matter as well.

Consolidated Statements of Cash Flows, page F-5

47. You state, on page 5, that you acquired a hog farm in fiscal 2008. As audited financial statements for fiscal 2008 are included in the filing, please expand your footnotes to include appropriate disclosures pursuant to paragraphs 51 to 57 of SFAS 141.

Consolidated Statements of the Stockholders' Equity, page F-6

48. Refer to the significant capital contribution in fiscal 2008. Please tell us the source of the contribution, identify the business entity that received it and explain its nature and purpose. Additional footnote disclosure should be provided as well. Finally, please address this matter in MD&A under financing activities and elsewhere, as appropriate.

Note 1 – Organization and Description of Business, page F-7

49. You represent that WFOE was incorporated on June 2, 2005. This information appears to be inconsistent with the narrative on page 5 which states that you formed WFOE in 2010. Please revise your filing as appropriate to eliminate this apparent inconsistency and to support your presentation of Tianli, HCS, WFOE and the VIE in a set of consolidated financial statement for the years ended December 31, 2009 and 2008. In this regard, it appears to us that the date of the ownership change is considered to be January 27, 2010. If true, it appears that separate financial statements may be appropriate at this date. Finally, we note that the Fengze investors hold 93% of Tianli subsequent to the execution of the control agreements. Please tell us the ownership interests of Tianli, HCS and WFOE prior to execution of these agreements. We may have further comments upon review of your response.

50. As the assets and liabilities of the VIE appear to be exactly equal to those of the consolidated entity as of each balance sheet date, please provide us supplementally with the balance sheet of each of the other three entities as of December 31, 2009.

Note 2 – Basis of Presentation and Summary of Significant Accounting Policies

51. On page 66, you explain that the premix you use as feed for your hogs was developed in conjunction with Professor Ming Li, and that Professor Li has assigned the rights to the formula for the premix to you. Please explain to us how you have accounted for these rights, and revise your disclosure accordingly if necessary.

52. Reference is made to your discussion of research and development on page 60. Please provide appropriate disclosure of your related accounting policies and of the costs charged to expense each period for which an income statement has been presented pursuant to FASB ASC 730-10-50-1.

Inventories, page F-10

53. Please state your accounting policy for identifying and recording inventory shrinkage. If there are sensitivity aspects to this area which require management's judgment, please consider adding a description of this policy to your critical accounting policies section within MD&A.

Biological Assets, page F-10

54. Please revise your disclosure to more clearly explain the differences between what comprises inventory and what comprises biological assets. In addition, please explain any connectivity between these two types of assets, including the circumstances under which an asset may move from one category to the other.

Note 3 – Inventories, page F-15

55. In the last sentence of the first paragraph, you refer to purchased "cattle," which generally is not a term used to refer to hogs. Please revise or advise.

56. The table within this note refers to "Work in process – biological assets". Please explain how this category within inventory is different from the separate asset category of biological assets and revise your disclosure to clarify.

Note 6 – Construction in Progress, page F-16

57. Please revise your disclosure for consistency between the terms work in "progress" and work in "process." In this regard, to facilitate the readers' understanding, please provide a separate footnote for building construction. The references to breeder hogs in this footnote are confusing.

Note 11 – Other Payables, page F-17

58. Please explain more fully how your other payables differ from accounts payable. If these payables are more analogous to short-term loans, please describe the terms and the time period over which you expect to repay the outstanding balance.

Other

59. Please consider the updating requirements for your financial statements and related consents in accordance with Article 8-08 of Regulation S-X and Item 601(b)(23) of Regulation S-K, respectively, on an ongoing basis.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Kristin Shifflett at (202) 551-3381 or Margery Reich at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact Tarik Gause at (202) 551-3528 or, in his absence, me at (202) 551-3750 with any other questions.

Regards,

Max A. Webb
Assistant Director

cc: Bradley A. Haneberg, Esq.
        Anthony W. Basch, Esq.
        Kaufman & Canoles, P.C.
        (804) 771-5777 (*facsimile*)